19005772

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navidar Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 W. 15th Street, Ste. 325
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Day, (512) 765-6973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

800 East 96th Street #500	Indianapolis	IN	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navidar Group LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen Day
Signature

Managing Director
Title

Samantha Flores
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
Navidar Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Navidar Group LLC's management. Our responsibility is to express an opinion on Navidar Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navidar Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Navidar Group LLC's auditor since 2013.

Indianapolis, Indiana
February 18, 2019

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS	
Cash	$ 39,404
Prepaid expenses and other	8,383
Property and equipment, net	1,308
TOTAL ASSETS	$ 49,095

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and other	$ 7,500
TOTAL LIABILITIES	7,500
MEMBER'S EQUITY	41,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 49,095

See acompanying notes.

NAVIDAR GROUP LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC ("Group"), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana during 2009 and various states subsequently. Group is a wholly-owned subsidiary of Navidar Holdco LLC ("Holdco"). Group is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Group provides advisory services related to mergers and acquisitions and the private placement of financing. Group has had no recent transactions but intends on providing these advisory services as opportunity arises. Holdco will fund the operating losses of Group with capital contributions.

Group does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: Group uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates.

New Revenue Recognition Accounting Standards Adopted: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with clients and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, Group adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions using the modified retrospective method. Group applied the practical expedient outlined under ASC 606-10-65-1(h) and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018. As there were no uncompleted contracts, there was no cumulative effect to be recognized from initially applying ASC 606 as an adjustment to change the opening balance of member's equity.

Revenue from Contracts with Clients: Group adopted ASC 606, effective January 1, 2018, using the modified retrospective method.

NOTE 1 – SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Performance Obligations: Revenue from contracts with clients is recognized when, or as, Group satisfies its performance obligations by providing promised services to clients. A service is provided to a client when, or as, the client obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that Group determines the client obtains control over the promised service. The amount of revenue recognized reflects the consideration to which Group expects to be entitled in exchange for those promised services.

Performance obligations in these arrangements are typically satisfied upon consummation of a transaction. Fees typically include a monthly retainer as well as success fees, both of which are recognized upon consummation of a transaction. Under the accounting standards in effect for prior periods, retainer fees were recognized monthly and success fees were recognized upon the consummation of a transaction. Group controls the service as it is provided to the client. Accordingly, Group records revenue and out-of-pocket reimbursements on a gross basis.

Costs to Obtain a Contract with a Client: Group incurs incremental costs to obtain a contract. As Group's engagements are expected to last under a year, Group applies the practical expedient outlined under ASC 340-40-25-4 to immediately expense contract acquisition costs as the asset that would have resulted from capitalizing these costs would have been amortized in in one year or less.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Property and Equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years

Income Taxes: Group is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

Group's member files federal and various state income tax returns. Group's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2015.

Accounting Standards Issued But Not Yet Effective: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their Statement of Financial Condition, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. Group expects to adopt the provisions of this guidance on January 1, 2019. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. Group's current lease arrangements expire through 2014 and Group is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

NOTE 1 – SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events: Group has evaluated the financial statements for subsequent events occurring through February 18, 2019, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2018, property and equipment consisted of the following:

Furniture and fixtures	$ 18,309
Less: Accumulated depreciation	(17,001)
Property and equipment, net	$ 1,308

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, Group is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2018, Group had Net Capital of $31,904 which was $26,904 in excess of the required Net Capital of $5,000.

NOTE 4 - COMMITMENTS

In December 2015, Group executed a non-cancellable long-term operating lease for office space in Austin, Texas effective beginning in February 2016 and expiring in July 2019. On October 19, 2018 Holdco entered a non-cancellable long-term real estate lease for a new office space in Austin, Texas effective for 62 months, with a commencement date estimated to be June 2019. Subject to an expense sharing agreement, the monthly rental payments for Group will be $500 through July 2024.

For the year ended December 31, 2018, total rent expense was $6,000.

At December 31, 2018, the minimum future rental payments required by non-cancellable long-term operating leases were:

Payable In	Rental Payments
2019	$ 6,000
2020	6,000
2021	6,000
2022	6,000
2023	6,000
Thereafter	3,500
Total Rental Payments	$ 33,500

NOTE 5 – RELATED PARTY TRANSACTIONS

Group has an expense sharing agreement with Holdco to pay certain general and administrative expenses. Allocated rent expenses under the agreement totals $6,000 for the year ended December 31, 2018. Other general and administrative expenses are so minor that they don't warrant an allocation.

NOTE 6 - CONTINGENCIES

Holdco and affiliates are subject to a single arbitration case. Based upon counsel and management's opinion, the outcome of the matter is not expected to have a material adverse effect on Holdco and affiliates' financial statements.

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3/21/19